Exhibit 99.1

Opera Limited announces first quarter 2020 financial results

●	First quarter revenue of $138.2 million, growth accelerated to 177% year-over-year; exceeding the top end of Opera’s guidance range
●	Opera’s total user base exceeded 360 million monthly active users in March; including record Opera News, Opera for PC, Opera GX and Opera for Android users
●	Fintech continued to grow; first quarter revenue of $94.7 million driven by 8.6 million loans issued in the quarter
●

First quarter adjusted EBITDA loss of $8.6 million, and net loss of $20.9 million. Excluding an extraordinary additional loan loss provision of $27 million related to COVID-19, adjusted EBITDA would have been within our guided range for the quarter

●	Observing initial signs of a recovery from COVID-19 with search and advertising monetization improving from early April levels and microlending testing ahead of broader relaunch in 2H 2020
●	Cash and marketable securities were $215 million as of March 31st, 2020 versus $182 million as of December 31st, 2019

Oslo, Norway, May 20, 2020 – Opera Limited (NASDAQ: OPRA), one of the world’s largest internet consumer brands with over 350 million monthly active users, today announced its unaudited consolidated financial results for the quarter ended March 31, 2020.

First quarter 2020 financial highlights

	Three Months Ended March 31,		Year-over-year % change
[US$ thousands, except for margins and per ADS amounts]	2019	2020
Revenue	49,843	138,216	177%

Net income (loss)	4,380	(20,859)	-576%
Margin	9%	-15%

Adjusted EBITDA (1)	9,605	(8,574)	-189%
Margin	19%	-6%

Adjusted net income (1)	6,749	(17,194)	-355%
Margin	14%	-12%

Diluted net income per ADS, US$	0.04	(0.17)	-541%

Diluted adjusted net income per ADS, US$ (1)	0.07	(0.14)	-306%

(1) Please see the separate section "About non-IFRS financial measures" for the definitions of adjusted EBITDA and adjusted net income.

Frode Jacobsen, Opera’s CFO, said, “Opera started 2020 on a strong trajectory with healthy growth and profitability across the business, including revenue growth of 177% year-over-year in the first quarter. However, the unprecedented conditions relating to the COVID-19 pandemic have had a near-term financial impact, though they have also created opportunities driven by increased usage of our browsers and Opera News.

“In anticipation of near-term challenges in key countries like India and Kenya, we significantly reduced our microloan volumes from mid-March. Further, as also shared with the market in April, we took significant additional loan loss provisions at the end of the first quarter to capture a conservative view on repayment probabilities, as our borrowers are affected by the various measures taken to halt the pandemic.

“For our browser and News business, as other ad-based business models, there will be near-term monetization impacts. However, we believe that COVID-19 has accelerated the underlying transition from offline to online in our key markets, and we see early indications that the monetization trend is improving versus a low-point earlier in the current quarter, which is encouraging.

“Overall, we see a clear path towards recovery, our preparations to ramp our microlending business are underway and our strategic vision remains intact. We remain well positioned to capitalize on our long-term market opportunities, with a record number of users discovering our products, a strong balance sheet and a healthy cash position.”

First quarter 2020 user base and product highlights

(All comparisons are relative to the first quarter of 2019 unless otherwise stated)

●	Opera News average Monthly Active Users (“MAUs”) grew 21% to 181 million and exceeded 190 million in March
●	Users of our Opera News apps increased to 43 million average MAUs, up 37% year-over-year
●	Total smartphone average MAUs grew to 225 million
●	PC average MAUs were 67 million and reached 73 million in March, up 11% year-over-year
●	Provided 8.6 million microloans in the quarter

Song Lin, Opera’s COO, said, “I am pleased with how our employees and the company are navigating these unprecedented times. Our R&D efforts have continued to progress. Our commercial teams are working with additional customers that want to promote their services on our platform, and we continue to capitalize on the accelerating offline to online transition. While COVID-19 impacted us towards the end of the quarter and into the second quarter, we are confident in our long-term opportunity and believe this broader market disruption has created an inflection point in the shift to online. We remain focused on continued innovation and the facilitation of online content, commerce and transactions as we move forward.

“Starting with our browser and news offerings, we have seen an increase in usage during this crisis. Opera for PC, Opera GX and Opera for Android have all seen record usage in March with Opera News exceeding 190 million monthly users. Further, we believe that the increase in overall users and engagement that we are currently experiencing may have a lasting benefit. We believe that users who are experiencing our products for the first time, or forming new daily usage habits, may choose to continue using our products even after the effects of the pandemic have receded, driving growth in our overall business as monetization levels improve.

“Our Fintech business in South Asia and Africa had a very strong January and February. Revenues were up significantly and credit losses were slightly down from the prior quarter. We also continued our efforts to expand and evolve our offering to provide marketplace offers, buy now pay later, and other payment products, in cooperation with local banks and partners. However, once it was clear COVID-19 would impact our key markets, we made the strategic decision to meaningfully reduce near-term credit exposure. While this impacted growth in the short-term, we are well positioned to rapidly scale our fintech business back up once conditions normalize, and have already begun testing in preparation of this.”

“We continue to push forward on our new initiatives such as OList and European fintech. On OList, we continue to increase our user base and are looking toward expanding the offering beyond Nigeria. We are also making progress on European fintech and continue to expect to launch our initial product later this year.

“To sum it up, we are continuing to execute against our growth strategy and are encouraged by the early signs of a recovery that we are seeing.”

Business outlook

Mr. Frode Jacobsen, Opera’s CFO, said, “We withdrew our 2020 guidance in April due to the COVID-19 pandemic, and are not yet ready to provide new guidance due to the challenge of predicting the timing and slope of the return towards normal.

“Despite the impact from COVID-19, the fundamentals of our business remain strong and we are encouraged by the initial signs of a recovery in search and advertising monetization. We have also started our preparations for a rapid re-scaling of our fintech business.

“Additionally, we have adjusted our cost structure including moving to more light-weight local operational structures, reductions in marketing and distribution expenditures, and reduced pace of hiring. These choices are always made in the context of ensuring our ability to quickly scale back up as our individual markets return towards normal.”

First quarter 2020 consolidated financial results

All comparisons in this section are relative to the first quarter of 2019 unless otherwise stated.

Revenue increased 177% to $138.2 million.

●	Search revenue declined 4% to $19.7 million, due to browser user growth being offset from COVID-19 related monetization declines starting in March.

●	Advertising revenue increased 18% to $16.8 million, due to an increase in both smartphone and PC users slightly offset by COVID-19 related monetization declines beginning in March.
●	Fintech revenue was $94.7 million, up 32% versus the fourth quarter due to continued strong growth, in particular for India.
●	Retail revenue was $4.7 million.
●	Technology licensing and other revenue was $2.4 million. As expected, this decreased compared to the fourth quarter due to lower non-recurring revenue relating to services provided to an investee.

Operating expenses increased 236% to $154.1 million.

●

Cost of revenue was $27.6 million, an increase of 220% year-over-year driven by significant growth in microlending, while a decrease of 15% sequentially. Within this total, $20.3 million related to microlending revenue, and $4.4 million related to retail revenue, sequentially declining as a percentage of associated revenue for both. Further, $1.7 million related to the browser and news business area and $1.1 million related to other revenue.

●

Personnel expenses, including share-based remuneration, were $20.5 million, a 99% increase year-over-year, while a decrease of 9% sequentially. This expense consists of cash-based compensation expense of $20.0 million, and $0.5 million of share-based remuneration expense. The sequential decrease was mainly due to a reduction in share-based compensation expense, as well as certain limitations on in-market activities towards the end of the quarter.

●	Marketing and distribution expenses were $18.1 million, an increase of 23% year-over-year, and 3% sequentially. The annual increase was primarily related to our fintech business.
●

Credit loss expense was $69.5 million, of which $69.2 million related to microlending. This figure includes an extraordinary loan loss provision of approximately $27 million to address collection risks associated with COVID-19, in addition to ordinary loss provisions predicted based on late period collections and historical data.

●	Depreciation and amortization expenses were $4.7 million, a 14% increase.
●	Non-recurring expenses were $2.1 million and related to legal expenses and other professional services.
●	Other operating expenses were $11.6 million, an 87% increase year-over-year, or 10% sequentially.

Operating loss was $15.9 million, representing an operating margin of negative 11%, compared to operating profit of $4.0 million and an 8% margin in the year-ago quarter. The decline was primarily due to the extraordinary loan loss provision relating to COVID-19.

Other items include share of net loss of associates and joint ventures of $0.7 million, relating to OPay, Powerbets and nHorizon. Also, finance expenses were $7.7 million, including losses of $5.8 million related to marketable securities (versus an $8.5 million gain from marketable securities in full year 2019).

Income tax benefit was $4.0 million.

Net loss was $20.9 million, compared to a net profit of $4.4 million in the first quarter of 2019.

Net loss per ADS was $0.18 in the quarter and $0.17 on a diluted basis.

Adjusted EBITDA loss was $8.6 million, representing a negative 6% adjusted EBITDA margin, compared to adjusted EBITDA of $9.6 million in the first quarter 2019. The decline was primarily due to the extraordinary loan loss provision relating to COVID-19. Adjusted EBITDA excludes share-based remuneration and non-recurring expenses.

Adjusted Net Loss was $17.2 million in the quarter, representing a negative 12% adjusted net margin, compared to adjusted net income of $6.7 million in first quarter 2019. Adjusted net income excludes share-based remuneration, non-recurring expenses and amortization of intangible assets related to acquisitions. Adjusted net income further includes partially offsetting reversals of the tax impacts of the foregoing adjustments.

Adjusted net loss per ADS was $0.14 in the quarter, and $0.14 on a diluted basis. Each ADS represents two shares in Opera Limited. In the quarter, the average number of shares outstanding was 238.3 million, corresponding to 119.1 million ADSs.

Conference call

Opera’s management will host a conference call to discuss the first quarter 2020 financial results on Wednesday, May 20th at 8:00 am Eastern Time (EST) (2:00 PM Central European Time, 9:00 PM Beijing/Hong Kong time). Listeners may access the call by dialing the following numbers:

United States: +1 (877) 506-7703

China: +86 400 682 8609

Hong Kong: +852 5819 4851

Norway: +47 2396 4173

United Kingdom: +44 (0)203 107 0289

International: +1 (786) 815-8450

Confirmation Code: 2608039

A live webcast of the conference call will be posted at https://investor.opera.com.

About non-IFRS financial measures

To supplement our consolidated financial statements, which are prepared and presented based on IFRS, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of associates and joint ventures, restructuring costs, depreciation and amortization, share-based remuneration and non-recurring expenses.

We define adjusted net income as net income excluding share-based remuneration, amortization of acquired intangible assets, non-recurring expenses and income tax adjustments.

We believe that adjusted EBITDA and adjusted net income provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS. Please refer to our financial statements at the end of this announcement for a table reconciling our non-IFRS financial measures to net income (loss), the most directly comparable IFRS financial measure.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company, the industry in which it operates, and the duration and effects of the COVID-19 pandemic. Potential risks and uncertainties include, but are not limited to, those relating to the development of the COVID-19 situation, those relating to the Company’s goals and strategies; Company’s expected development and launch, and market acceptance, of its products and services; Company’s expectations regarding demand for and market acceptance of its brand, platforms and services; Company’s expectations regarding growth in its user base and level of engagement; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies and/or upgrade its existing technologies and quarterly variations in Company’s operating results caused by factors beyond its control and global macroeconomic conditions and their potential impact in the markets in which Company has businesses. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

About Opera

Opera is a leading global internet brand with an engaged and growing base of over 350 million average monthly active users. Building on over 20 years of innovation, starting with our browser products, we are increasingly leveraging our brand as well as our massive and highly active user base in order to expand our offerings and our business. Today, we offer users across Europe, Africa and Asia a range of products and services that include our PC and mobile browsers as well as our AI-powered news reader Opera News and our app-based microfinance solutions.

Investor Relations Contact:

Derrick Nueman

investor-relations@opera.com or (408) 596-3055

For media enquiries, please contact: press-team@opera.com

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended March 31,
[US$ thousands, except per share and ADS amounts]	2019	2020

Revenue	49,843	138,216

Operating expenses
Cost of revenue	(8,637)	(27,617)
Personnel expenses including share-based remuneration	(10,297)	(20,493)
Marketing and distribution expenses	(14,686)	(18,082)
Credit loss expense	(1,856)	(69,488)
Depreciation and amortization	(4,142)	(4,739)
Non-recurring expenses	-	(2,072)
Other expenses	(6,198)	(11,586)
Total operating expenses	(45,816)	(154,077)

Operating profit (loss)	4,027	(15,860)

Share of net income (loss) of associates and joint ventures	(1,024)	(664)

Net finance income (expense)
Finance income	1,692	(10)
Finance expense	(154)	(7,688)
Net foreign exchange gain (loss)	153	(594)
Net finance income (expense)	1,691	(8,292)

Net income (loss) before income taxes	4,693	(24,816)
Income tax (expense) benefit	(313)	3,957
Net income (loss)	4,380	(20,859)

Net income (loss) attributable to:
Equity holders of the parent	4,380	(20,859)
Non-controlling interests	-	-
Total net income (loss) attributed	4,380	(20,859)

Weighted average number of ordinary shares outstanding
Basic, millions(1)	218.78	238.29
Diluted, millions(2)	223.96	241.64

Net income (loss) per ordinary share
Basic, US$	0.02	(0.09)
Diluted, US$	0.02	(0.09)

Net income (loss) per ADS
Basic, US$	0.04	(0.18)
Diluted, US$	0.04	(0.17)

(1) As of March 31, 2020, the total number of shares outstanding for Opera Limited was 238,521,354, equivalent to 119,260,677 ADSs.

(2) Includes the net dilutive impact of employee equity awards, all of which are dilutive.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended March 31,
[US$ thousands]	2019	2020

Net income (loss)	4,380	(20,859)

Other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods (net of tax)
Exchange differences on translation of foreign operations	(345)	(2,575)
Reclassification of exchange differences on loss of control	-	-
Share of other comprehensive income (loss) of associates and joint ventures	(34)	-
Net other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods	(379)	(2,575)
Total comprehensive income (loss)	4,001	(23,434)

Total comprehensive income (loss) attributable to:
Equity holders of the parent	4,001	(23,434)
Non-controlling interests	-	-
Total comprehensive income (loss) attributed	4,001	(23,434)

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,	As of March 31,
[US$ thousands]	2019	2020
ASSETS
Non-current assets
Furniture, fixtures and equipment	26,053	25,032
Intangible assets	110,807	112,308
Goodwill	421,578	425,386
Investments in associates and joint ventures	76,300	75,621
Non-current financial assets	1,351	2,705
Deferred tax assets	6,204	4,682
Total non-current assets	642,293	645,734

Current assets
Trade receivables	49,371	38,117
Loans to customers	93,115	44,984
Other receivables	59,112	64,953
Prepayments	25,809	34,885
Inventories	7,752	7,329
Other current financial assets	1,535	3,528
Marketable securities	42,146	45,434
Cash and cash equivalents	139,487	169,826
Total cash, cash equivalents, and marketable securities	181,633	215,260
Total current assets	418,327	409,057
TOTAL ASSETS	1,060,620	1,054,791

EQUITY AND LIABILITIES
Equity
Share capital	24	24
Other paid in capital	814,177	808,687
Retained earnings	99,513	79,611
Foreign currency translation reserve	(1,508)	(4,083)
Equity attributed to equity holders of the parent	912,206	884,239
Non-controlling interests	-	-
Total equity	912,206	884,239

Non-current liabilities
Non-current lease liabilities and other loans	9,181	9,720
Deferred tax liabilities	10,526	12,824
Other non-current liabilities	137	80
Total non-current liabilities	19,844	22,624

Current liabilities
Trade and other payables	57,125	66,225
Current lease liabilities and other loans	47,793	48,420
Income tax payable	7,803	4,968
Deferred revenue	708	6,355
Other current liabilities	15,142	21,961
Total current liabilities	128,570	147,928

Total liabilities	148,414	170,552
TOTAL EQUITY AND LIABILITIES	1,060,620	1,054,791

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the three months ended March 31, 2019

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2018	22	738,690	36,432	316	775,460
Impact of implementing IFRS 16 Leases	-	-	64	-	64
As of January 1, 2019, restated	22	738,690	36,496	316	775,524
Net income (loss)	-	-	4,380	-	4,380
Other comprehensive income (loss)	-	-	-	(379)	(379)
Total comprehensive income (loss)	-	-	4,380	(379)	4,001
Acquisition of treasury shares	-	(5,780)	-	-	(5,780)
Share-based remuneration expense	-	-	1,134	-	1,134
As of March 31, 2019	22	732,910	42,010	(63)	774,881

for the three months ended March 31, 2020

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2019	24	814,177	99,513	(1,508)	912,206
Net income (loss)	-	-	(20,859)	-	(20,859)
Other comprehensive income (loss)	-	-	-	(2,575)	(2,575)
Total comprehensive income (loss)	-	-	(20,859)	(2,575)	(23,434)
Acquisition of treasury shares	-	(5,490)	-	-	(5,490)
Share-based remuneration expense	-	-	957	-	957
As of March 31, 2020	24	808,687	79,611	(4,083)	884,239

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
[US$ thousands]	2019	2020
Cash flow from operating activities
Net income (loss) before income taxes	4,693	(24,816)
Income taxes paid	-	(30)
Depreciation and amortization	4,142	4,739
Share of net loss (income) of associates and joint ventures	1,024	664
Share-based payment expense	1,134	957
Net finance income (expense)	(1,691)	8,292
Change in inventories	-	423
Change in trade and other receivables	(605)	5,413
Change in loans to customers	(5,745)	48,131
Change in trade and other payables	5,707	9,100
Change in deferred revenue	(477)	5,647
Change in prepayments	3,042	(9,076)
Change in other liabilities	(2,562)	6,761
Other	(162)	(4,783)
Net cash flow from (used in) operating activities	8,500	51,422

Cash flow from investment activities
Purchase of intangibles assets	-	(358)
Purchase of equipment	(1,382)	(1,411)
Acquisition of subsidiary, net of cash acquired	-	(4,882)
Disbursement of short-term loans	(2,040)	(4,497)
Repayment of short-term loans	-	4,497
Deposit of collateral for loan facility	-	(1,000)
Net purchase of listed equity instruments	(5,225)	(6,119)
Development expenditure	(1,047)	(1,577)
Interest received	606	145
Net cash flow from (used in) investing activities	(9,088)	(15,202)

Cash flow from financing activities
Acquisition of treasury shares	(5,780)	(5,490)
Proceeds from loans and borrowings	-	7,795
Interest paid	(157)	(766)
Repayment of loans and borrowings	(468)	(5,571)
Payment of lease liabilities	(1,091)	(1,698)
Net cash flow from (used in) financing activities	(7,495)	(5,731)

Net change in cash and cash equivalents	(8,083)	30,490

Cash and cash equivalents at beginning of period	177,873	139,487
Net foreign exchange difference	56	(152)
Cash and cash equivalents at end of period	169,846	169,826

Financial details by business area

The tables below specify the contribution by each business area:

[US$ thousands]	Three months ended March 31, 2019
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	20,584	-	-	-	20,584
Advertising	14,142	-	-	-	14,142
Origination fees and interest	-	5,032	-	-	5,032
Airtime and handsets	-	-	6,819	-	6,819
Technology licensing and other revenue	-	-	-	3,266	3,266
Total revenue	34,726	5,032	6,819	3,266	49,843

Cost of revenue	(569)	(478)	(6,748)	(841)	(8,637)
Marketing and distribution expenses	(14,177)	(509)	-	-	(14,686)
Credit loss expense	(132)	(1,724)	-	-	(1,856)
Direct expenses	(14,877)	(2,712)	(6,748)	(841)	(25,179)

Contribution by business area	19,849	2,320	71	2,425	24,664

[US$ thousands]	Three months ended March 31, 2020
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	19,664	-	-	-	19,664
Advertising	16,752	-	-	-	16,752
Origination fees and interest	-	94,685	-	-	94,685
Airtime and handsets	-	-	4,677	-	4,677
Technology licensing and other revenue	-	-	-	2,439	2,439
Total revenue	36,416	94,685	4,677	2,439	138,216

Cost of revenue	(1,726)	(20,322)	(4,448)	(1,122)	(27,617)
Marketing and distribution expenses	(14,438)	(3,556)	-	(88)	(18,082)
Credit loss expense	(320)	(69,168)	-	-	(69,488)
Direct expenses	(16,484)	(93,045)	(4,448)	(1,210)	(115,187)

Contribution by business area	19,932	1,639	229	1,230	23,031

Personnel expenses including share-based remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

[US$ thousands]	Three Months Ended March 31,
Personnel expenses including share-based remuneration	2019	2020
Personnel expenses excluding share-based remuneration	8,860	20,018
Share-based remuneration, including related social security costs	1,437	475
Total	10,297	20,493

Other expenses

The table below specifies the nature of other expenses:

[US$ thousands]	Three Months Ended March 31,
Other expenses	2019	2020
Hosting	1,527	2,213
Audit, legal and other advisory services	1,634	2,786
Software license fees	552	576
Rent and other office expense	1,124	1,618
Travel	579	715
Other	783	3,677
Total	6,198	11,586

Non-IFRS financial measures

	Three Months Ended March 31,
[US$ thousands, except per share and ADS amounts]	2019	2020
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	4,380	(20,859)
Add: Income tax expense (benefit)	313	(3,957)
Add: Net finance expense (income)	(1,691)	8,292
Add: Share of net loss (income) of associates and joint ventures	1,024	664
Add: Depreciation and amortization	4,142	4,739
Add: Share-based remuneration	1,437	475
Add: Non-recurring expenses	-	2,072
Adjusted EBITDA	9,605	(8,574)

Reconciliation of net income (loss) to adjusted net income
Net Income (loss)	4,380	(20,859)
Add: Share-based remuneration	1,437	475
Add: Amortization of acquired intangible assets	1,280	1,299
Add: Non-recurring expenses	-	2,072
Income tax adjustment (1)	(348)	(181)
Adjusted net income	6,749	(17,194)

Weighted average number of ordinary shares outstanding
Basic, millions	218.78	238.29
Diluted, millions	223.96	241.64

Adjusted net income (loss) per ordinary share
Basic, US$	0.03	(0.07)
Diluted, US$	0.03	(0.07)

Adjusted net income (loss) per ADS
Basic, US$	0.07	(0.14)
Diluted, US$	0.07	(0.14)

(1) Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.